UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

US Foods Holding Corp.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
912008109
(CUSIP Number)
Christopher Lee, Esq.
Kohlberg Kravis Roberts & Co. L.P.
30 Hudson Yards
New York, New York 10001
Telephone: (212) 750-8300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 7, 2023
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 912008109	13D
1	NAMES OF REPORTING PERSONS
KKR Fresh Holdings L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
17,257,887 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
17,257,887 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,257,887 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.9% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Includes shares of common stock, par value $0.01 per share (“Common Stock”), which would be received upon conversion of shares of Series A Convertible Preferred Stock, par value $0.01 (“Series A Preferred Stock”), of US Foods Holding Corp. (the “Issuer”). See Item 5.

CUSIP No. 912008109	13D
1	NAMES OF REPORTING PERSONS
KKR Fresh Holdings GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
17,257,887 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
17,257,887 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,257,887 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.9% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Includes shares of Common Stock which would be received upon conversion of shares of Series A Preferred Stock of the Issuer. See Item 5.

CUSIP No. 912008109	13D
1	NAMES OF REPORTING PERSONS
KKR Fresh Aggregator L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
17,257,887 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
17,257,887 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,257,887 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.9% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Includes shares of Common Stock which would be received upon conversion of shares of Series A Preferred Stock of the Issuer. See Item 5.

CUSIP No. 912008109	13D
1	NAMES OF REPORTING PERSONS
KKR Fresh Aggregator GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
17,257,887 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
17,257,887 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,257,887 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.9% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Includes shares of Common Stock which would be received upon conversion of shares of Series A Preferred Stock of the Issuer. See Item 5.

CUSIP No. 912008109	13D
1	NAMES OF REPORTING PERSONS
KKR Americas Fund XII L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
17,257,887 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
17,257,887 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,257,887 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.9% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Includes shares of Common Stock which would be received upon conversion of shares of Series A Preferred Stock of the Issuer. See Item 5.

CUSIP No. 912008109	13D
1	NAMES OF REPORTING PERSONS
KKR Associates Americas XII L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
17,257,887 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
17,257,887 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,257,887 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.9% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Includes shares of Common Stock which would be received upon conversion of shares of Series A Preferred Stock of the Issuer. See Item 5.

CUSIP No. 912008109	13D
1	NAMES OF REPORTING PERSONS
KKR Americas XII Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
17,257,887 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
17,257,887 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,257,887 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.9% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Includes shares of Common Stock which would be received upon conversion of shares of Series A Preferred Stock of the Issuer. See Item 5.

CUSIP No. 912008109	13D
1	NAMES OF REPORTING PERSONS
KKR Group Partnership L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
17,257,887 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
17,257,887 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,257,887 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.9% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Includes shares of Common Stock which would be received upon conversion of shares of Series A Preferred Stock of the Issuer. See Item 5.

CUSIP No. 912008109	13D
1	NAMES OF REPORTING PERSONS
KKR Group Holdings Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
17,257,887 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
17,257,887 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,257,887 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.9% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Includes shares of Common Stock which would be received upon conversion of shares of Series A Preferred Stock of the Issuer. See Item 5.

CUSIP No. 912008109	13D
1	NAMES OF REPORTING PERSONS
KKR Group Co. Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
17,257,887 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
17,257,887 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,257,887 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.9% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Includes shares of Common Stock which would be received upon conversion of shares of Series A Preferred Stock of the Issuer. See Item 5.

CUSIP No. 912008109	13D
1	NAMES OF REPORTING PERSONS
KKR & Co. Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
17,257,887 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
17,257,887 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,257,887 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.9% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Includes shares of Common Stock which would be received upon conversion of shares of Series A Preferred Stock of the Issuer. See Item 5.

CUSIP No. 912008109	13D
1	NAMES OF REPORTING PERSONS
KKR Management LLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
17,257,887 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
17,257,887 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,257,887 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.9% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Includes shares of Common Stock which would be received upon conversion of shares of Series A Preferred Stock of the Issuer. See Item 5.

CUSIP No. 912008109	13D
1	NAMES OF REPORTING PERSONS
Henry R. Kravis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
17,257,887 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
17,257,887 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,257,887 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.9% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Includes shares of Common Stock which would be received upon conversion of shares of Series A Preferred Stock of the Issuer. See Item 5.

CUSIP No. 912008109	13D
1	NAMES OF REPORTING PERSONS
George R. Roberts

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
17,257,887 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
17,257,887 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,257,887 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.9% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Includes shares of Common Stock which would be received upon conversion of shares of Series A Preferred Stock of the Issuer. See Item 5.

Explanatory Note

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D amends the initial statement on Schedule 13D filed by the Reporting Persons on May 21, 2020, as amended by Amendment No. 1 filed on February 26, 2021 (as amended, the “Schedule 13D”), and relates to the shares of common stock, $0.01 par value per share (the “Common Stock”), of US Foods Holding Corp., a Delaware corporation (the “Issuer”), which may be deemed to be beneficially owned by the Reporting Persons, including by virtue of their direct and indirect beneficial ownership of shares of Series A Convertible Preferred Stock, par value $0.01 per share (“Series A Preferred Stock”).

The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 2.	Identity and Background.
Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a), (f) This Schedule 13D is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by:

(i)	KKR Fresh Holdings L.P., a Delaware limited partnership;
(ii)	KKR Fresh Holdings GP LLC, a Delaware limited liability company;
(iii)	KKR Fresh Aggregator L.P., a Delaware limited partnership;
(iv)	KKR Fresh Aggregator GP LLC, a Delaware limited liability company;
(v)	KKR Americas Fund XII L.P., a Cayman Islands exempted limited partnership;
(vi)	KKR Associates Americas XII L.P., a Cayman Islands exempted limited partnership;
(vii)	KKR Americas XII Limited, a Cayman Islands exempted limited company;
(viii)	KKR Group Partnership L.P., a Cayman Islands exempted limited partnership;
(ix)	KKR Group Holdings Corp., a Delaware corporation;
(x)	KKR Group Co. Inc., a Delaware corporation;
(xi)	KKR & Co. Inc., a Delaware corporation;
(xii)	KKR Management LLP, a Delaware limited liability partnership;
(xiii)	Henry R. Kravis, a United States citizen; and
(xiv)	George R. Roberts, a United States citizen (the persons and entities listed in items (i) through (xiv) are collectively referred to herein as the “Reporting Persons”).

KKR Fresh Holdings GP LLC is the general partner of KKR Fresh Holdings L.P. KKR Fresh Aggregator L.P. is the sole member of KKR Fresh Holdings GP LLC. KKR Fresh Aggregator GP LLC is the general partner of KKR Fresh Aggregator L.P. KKR Americas Fund XII L.P. is the sole member of KKR Fresh Aggregator GP LLC. KKR Associates Americas XII L.P. is the general partner of KKR Americas Fund XII L.P. KKR Americas XII Limited is the general partner of KKR Associates Americas XII L.P. KKR Group Partnership L.P. is the sole shareholder of KKR Americas XII Limited. KKR Group Holdings Corp. is the general partner of KKR Group Partnership L.P. KKR Group Co. Inc. is the sole shareholder of KKR Group Holdings Corp. KKR & Co. Inc. is the sole shareholder of KKR Group Co. Inc. KKR Management LLP is the Series I preferred stockholder of KKR & Co. Inc. Messrs. Henry R. Kravis and George R. Roberts are the founding partners of KKR Management LLP.

Each of Messrs. Joseph Bae, Scott Nuttall, Robert Lewin and David Sorkin is a director of KKR Group Holdings Corp. The executive officers of KKR Group Holdings Corp. are Messrs. Bae, Nuttall, Lewin, Sorkin and Ryan Stork, the executive officers of KKR Group Co. Inc. are Messrs. Bae, Nuttall, Lewin, and Sorkin and the executive officers of KKR & Co. Inc. are Messrs. Kravis, Roberts, Bae, Nuttall, Lewin, Sorkin and Stork and Ms. Kathryn King Sudol. The directors of KKR & Co. Inc. are listed on Annex A attached hereto, which is incorporated herein by reference.

Each of Messrs. Bae, Nuttall, Sorkin and Stork and Ms. Sudol is a United States citizen. Mr. Lewin is a Canadian citizen.

The Reporting Persons have entered into a joint filing agreement, a copy of which is attached hereto as Exhibit A.

(b) The address of the business office of each of the Reporting Persons, except for Mr. Roberts, and the other individuals named in this Item 2 is:

c/o Kohlberg Kravis Roberts & Co. L.P.
30 Hudson Yards
New York, New York 10001

The address of the principal business office of Mr. Roberts is:
c/o Kohlberg Kravis Roberts & Co. L.P.
2800 Sand Hill Road, Suite 200
Menlo Park, CA 94025

(c) Each of KKR Group Partnership L.P., KKR Group Holdings Corp., KKR Group Co. Inc., KKR & Co. Inc. and KKR Management LLP is principally engaged as a holding company. KKR Fresh Holdings L.P., KKR Fresh Aggregator L.P. and KKR Americas Fund XII L.P. are engaged in the business of investing in securities and KKR Fresh Holdings GP LLC, KKR Fresh Aggregator GP LLC, KKR Associates Americas XII L.P. and KKR Americas XII Limited are each principally engaged in the business of being a general partner, as described above, and managing investments through other partnerships and limited liability companies.

The present principal occupation or employment of each of Messrs. Kravis, Roberts, Bae, Nuttall, Lewin, Sorkin and Stork and Ms. Sudol is as an executive of Kohlberg Kravis Roberts & Co. L.P. (“KKR”) and/or one or more of its affiliates. The present principal occupation of each of the other individuals named in Item 2 is listed on Annex A.

(d) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other individuals named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other individuals named in this Item 2, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) – (c) of the Schedule 13D is hereby amended and restated as follows:

The information set forth in Annex A of this Schedule 13D and the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a) and (b). KKR Fresh Holdings L.P. holds 37 shares of Common Stock and 371,044 shares of Series A Preferred Stock. The Series A Preferred Stock has a liquidation value of $1,000 per share and holders of Series A Preferred Stock are entitled to a cumulative dividend at a rate of 7.0% per annum, payable quarterly in arrears. Each share of Series A Preferred Stock is convertible at any time at the option of the holder thereof into (i) the number of shares of Common Stock equal to the quotient of (A) the sum of the liquidation preference and any accrued dividends with respect to such share of Series A Preferred Stock as of the applicable conversion date divided by (B) the conversion price as of the applicable conversion date plus (ii) cash in lieu of fractional shares. The initial conversion price is a dollar amount equal to $1,000 divided by the initial conversion rate of 46.5116, or approximately $21.50 per share. The initial conversion rate is subject to adjustment from time to time upon the occurrence of certain customary events in accordance with the terms of the Series A Certificate of Designations (as defined in Item 6). Dividends will be payable in cash or in kind, or a combination of both, at the option of the Issuer.

All of the computations and share amounts used herein do not give effect to any future accretion on the shares of Series A Preferred Stock or the payments of any dividends in-kind until the time of such declaration and payment. As a result of its beneficial ownership of Series A Preferred Stock, the Reporting Persons may be deemed to beneficially own an aggregate of 17,257,887 shares of Common Stock, including 17,257,850 shares of Common Stock which would be received upon conversion of the Series A Preferred Stock, which represents, in the aggregate, approximately 6.9% of the outstanding shares of the Issuer’s Common Stock. Pursuant to the terms of the Series A Certificate of Designations, due to accretion of dividends and the payment of dividends in-kind, the number of shares of Common Stock into which the Series A Preferred Stock may be converted may increase over time.

The percentage of beneficial ownership in this Schedule 13D assumes (i) 231,920,503 shares of Common Stock outstanding, calculated based on 224,320,466 shares of Common Stock outstanding as of February 10, 2023 as set forth in the Annual Report on Form 10-K filed by the Issuer on February 17, 2023 plus the 7,600,037 shares issued upon conversion of 161,237 shares of Series A Preferred Stock in connection with the sale of Common Stock reported herein, and (ii) takes into account the 17,257,850 shares of Common Stock which would be issued as of the date hereof upon conversion of the Series A Preferred Stock beneficially owned by the Reporting Persons.

Each of KKR Fresh Holdings GP LLC (as the general partner of KKR Fresh Holdings L.P.), KKR Fresh Aggregator L.P. (as the sole member of KKR Fresh Holdings GP LLC), KKR Fresh Aggregator GP LLC (as the general partner of KKR Fresh Aggregator L.P.), KKR Americas Fund XII L.P. (as the sole member of KKR Fresh Aggregator GP LLC), KKR Associates Americas XII L.P. (as the general partner of KKR Americas Fund XII L.P.), KKR Americas XII Limited (as the general partner of KKR Associates Americas XII L.P.), KKR Group Partnership L.P. (as the sole shareholder of KKR Americas XII Limited), KKR Group Holdings Corp. (as the general partner of KKR Group Partnership L.P.), KKR Group Co. Inc. (as the sole shareholder of KKR Group Holdings Corp.), KKR & Co. Inc. (as the sole shareholder of KKR Group Co. Inc.), KKR Management LLP (as the Series I preferred stockholder of KKR & Co. Inc.), and Messrs. Kravis and Roberts (as the founding partners of KKR Management LLP) may be deemed to be the beneficial owner of the securities beneficially owned directly by KKR Fresh Holdings L.P.

The filing of this Schedule 13D shall not be construed as an admission that any of the above-listed entities or individuals is the beneficial owner of any securities covered by this Schedule 13D.

To the best knowledge of the Reporting Persons, none of the individuals named in Item 2 beneficially owns any shares of Common Stock except as described herein.

(c) On March 7, 2023, KKR Fresh Holdings L.P. converted 161,237 shares of Series A Preferred Stock into 7,600,037 shares of Common Stock and sold 7,600,000 shares of Common Stock in a block trade at a price of $38.83 per share.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Margin Loan Facility

As previously disclosed, KKR Fresh Holdings L.P. has entered into a Loan Agreement dated as of February 25, 2021 (as amended from time to time, the “Loan Agreement” and together with any borrowing notice and each agreement or instrument delivered pursuant to the foregoing or pursuant to the security interests and collateral granted in accordance with the foregoing, including pursuant to one or more Pledge and Security Agreements (the “Margin Loan Documentation”), with the lenders party thereto (each, a “Lender” and collectively, the “Lenders”) and JPMorgan Chase Bank, N.A., as administrative agent and calculation agent (the “Administrative Agent”). Following the sale disclosed in Item 5(c) above, certain of the shares of Series A Preferred Stock previously pledged under the Margin Loan Documentation were released as collateral, and following such release, a total of 371,044 shares of Series A Preferred Stock are currently pledged and the outstanding loan amount under the Margin Loan Documentation is approximately $180 million.

Item 7.	Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit No.	Description
Exhibit G	Joint Filing Agreement by and among the Reporting Persons
Exhibit H	Power of Attorney of Jason Carss

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 9, 2023	KKR FRESH HOLDINGS L.P.

	By:	KKR Fresh Holdings GP LLC, its general partner

	By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Assistant Secretary

KKR FRESH HOLDINGS GP LLC

	By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Assistant Secretary

KKR FRESH AGGREGATOR L.P.

	By:	KKR Fresh Aggregator GP LLC, its general partner

	By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Assistant Secretary

KKR FRESH AGGREGATOR GP LLC

	By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Assistant Secretary

KKR AMERICAS FUND XII L.P.
	By:	KKR Associates Americas XII L.P., its general partner
	By:	KKR Americas XII Limited, its general partner

	By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Attorney-in-fact for Jason Carss, Director

KKR ASSOCIATES AMERICAS XII L.P.

By:	KKR Americas XII Limited, its general partner

By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Attorney-in-fact for Jason Carss, Director

KKR AMERICAS XII LIMITED

By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Attorney-in-fact for Jason Carss, Director

KKR GROUP PARTNERSHIP L.P.

By:	KKR Group Holdings Corp., its general partner

By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Assistant Secretary

KKR GROUP HOLDINGS CORP.

By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Assistant Secretary

KKR GROUP CO. INC.

By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Assistant Secretary

KKR & CO. INC.

By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Assistant Secretary

KKR MANAGEMENT LLP

By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Assistant Secretary

HENRY R. KRAVIS

By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Attorney-in-fact

GEORGE R. ROBERTS

By:	/s/ Christopher Lee
Name: Christopher Lee
Title: Attorney-in-fact

Annex A
Directors of KKR & Co. Inc.

The following sets forth the name and principal occupation of each of the directors of KKR & Co. Inc. Each of such persons is a citizen of the United States other than Arturo Gutiérrez Hernández, who is a citizen of Mexico, Xavier Niel, who is a citizen of France, Evan Spiegel, who is a citizen of the United States and France, and Matthew R. Cohler who is a citizen of the United States and Malta.

Name	Principal Occupation
Henry R. Kravis	Co-Executive Chairman of KKR & Co. Inc.
George R. Roberts	Co-Executive Chairman of KKR & Co. Inc.
Joseph Y. Bae	Co-Chief Executive Officer of KKR & Co. Inc.
Scott C. Nuttall	Co-Chief Executive Officer of KKR & Co. Inc.
Adriane M. Brown	Managing Partner of Flying Fish Partners
Matthew R. Cohler	Former General Partner of Benchmark
Mary N. Dillon	President and Chief Executive Officer of Foot Locker, Inc.
Joseph A. Grundfest	William A. Franke Professor of Law and Business (Emeritus) of Stanford Law School
Arturo Gutiérrez Hernández	Chief Executive Officer of Arca Continental, S.A.B. de C.V.
John B. Hess	Chief Executive Officer of Hess Corporation
Dane E. Holmes	Chief Executive Officer, Co-Founder, and Chairman of Eskalera, Inc.
Raymond J. McGuire	Retired, Former Vice Chairman of Citigroup Inc.
Xavier B. Niel	Founder and Chairman of the Board of Iliad SA
Patricia F. Russo	Retired, Former Chief Executive Officer of Alcatel-Lucent
Robert W. Scully	Retired, Former Member of the Office of the Chairman of Morgan Stanley
Evan T. Spiegel	Co-Founder and Chief Executive Officer of Snap Inc.